Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Hallie D. Heath Direct Dial: (414) 488-7337 Email: HHeath@dykema.com

July 7, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Karina Dorin

Re:	Oxbridge Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed June 22, 2023 File No. 333-270848

Dear Mr. Purcell and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Oxbridge Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Jay Madhu, dated July 5, 2023 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on June 22, 2023. The Company is concurrently submitting a fourth amendment to the Registration Statement (“Amendment No. 4”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 4.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

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U.S. Securities and Exchange Commission Division of Corporate Finance July 7, 2023 Page 2

Amendment No. 3 to Registration Statement on Form S-4

Market, Industry and Other Data, page 5

1.	We note your statement regarding market data used in the prospectus cautioning investors “not to give undue weight” to estimates. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 5 of Amendment No. 4.

The Business Combination

Opinion of Stanton Park Advisors, LLC, page 115

2.	We note your revised disclosure in response to prior comment 2. Please make corresponding revisions to your disclosures in this section.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 116 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Jet Token

Liquidity and Capital Resources, page 175

3.

We note your revision in response to comment 4. Net cash provided by financing activities in the table on page 175 is inconsistent with the amounts disclosed in the financial statements on page F-48. Please revise.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 175 of Amendment No. 4.

General

4.

We note you disclose that this prospectus covers 7,918,408 shares of Jet.AI Common Stock (including Class A Ordinary Shares, Class B Ordinary Shares, Jet Token Common Stock and Jet Token Preferred Stock that will convert into shares of Jet.AI Common Stock in connection with the Business Combination, and shares issuable upon exercise or vesting of the Jet.AI Warrants, the Merger Consideration Warrants, the Jet.AI RSU Awards and the Jet.AI Options). However, it appears that such 7,918,408 shares does not include the shares to be issued in exchange for the Class A Ordinary Shares and Class B Ordinary Shares or shares issuable upon exercise or vesting of the Jet.AI Warrants and Merger Consideration Warrants. Please advise or revise.

Response: In response to the Staff’s comments, the Company has revised the first page of the prospectus and elsewhere to reflect the total number of shares of Jet.AI Common Stock, public Jet.AI Warrants and Merger Consideration Warrants that may be issued in connection with the Business Combination and registered under this S-4.

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U.S. Securities and Exchange Commission Division of Corporate Finance July 7, 2023 Page 3

5.	Please disclose that you have received a notice from Nasdaq indicating that the company is no longer in compliance with the minimum market value of listed securities set forth in Nasdaq Listing Rule 5550(b)(2) and include appropriate risk factor disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 63 and 189 of Amendment No. 4.

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 4. If you have any questions, please contact the undersigned at (414) 488-7337 or hheath@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Hallie D. Heath, Esq.
Hallie D. Heath, Esq.

cc:	Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.

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